Exhibit (a)(xii)

This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The U.S. Offer (as defined below) is made solely by the Offer to Purchase dated October 11, 2011and the related Forms of Acceptance and ADS Letters of Transmittal, as may be amended or supplemented. The U.S. Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Telmex Securities in any jurisdiction in which the making or the acceptance of the U.S. Offer would not be in compliance with the laws of such jurisdiction.

This document does not constitute an offer in Mexican territory. Any public offer in Mexico must be done through a document authorized by the Comisión Nacional Bancaria y de Valores (the Mexican national banking and securities commission, or “CNBV”) or under an available exception under the Ley del Mercado de Valores (Mexican Securities Market Law). This document is solely our responsibility and has not been reviewed or authorized by the CNBV). The terms and conditions of the U.S. Offer will be notified to the CNBV for informational purposes only and such notice does not constitute a certification as to our solvency.

Notice of Offer to Purchase any and all

Series A Shares, Series A American Depositary Shares each representing 20 Series A Shares,

Series L Shares and Series L American Depositary Shares each representing 20 Series L Shares of

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

at Ps. 10.50 per Share and Ps. 210.00 per American Depositary Share (ADS),

each in cash and payable in U.S. dollars,

Pursuant to the Offer to Purchase dated October 11, 2011

by

AMÉRICA MÓVIL, S.A.B. DE C.V.

THE TENDER OFFER CAN BE ACCEPTED BY AND TENDERED ADSs AND SHARES CAN BE

WITHDRAWN UNTIL, 5:00 P.M., NEW YORK CITY TIME ON NOVEMBER 11, 2011 UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

América Móvil, S.A.B. de C.V. (“América Móvil”) is offering to purchase any and all Series A Shares (the “Telmex Series A Shares”), American Depositary Shares each representing 20 Telmex Series A Shares (the “Telmex A Share ADSs”), Series L Shares (the “Telmex Series L Shares”and, together with the Telmex Series A Shares, the “Telmex Shares”), and American Depositary Shares each representing 20 Telmex Series L Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs” and, together with the Telmex Shares, the “Telmex Securities”) of Teléfonos de México, S.A.B. de C.V. (“Telmex”), other than Telmex Securities held by América Móvil or by its subsidiaries, Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”) at a price of Ps. 10.50 per Telmex Share and a price of Ps. 210.00 per Telmex ADS, each in cash, subject to the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”) dated October 11, 2011 (the “U.S. Offer”).

The tender offer is being made through two offers: (1) the U.S. Offer, made pursuant to the Offer to Purchase, open to all holders of Telmex Shares resident in the United States, including holders who are U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), and to all holders of Telmex ADSs, irrespective of residency; and (2) a Mexican offer, made pursuant to a Mexican offer document, open to all holders of Telmex Shares (the “Mexican Offer” and together with the U.S. Offer, the “Offer”), in each case, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the relevant offer.

Neither América Móvil nor The Bank of New York Mellon, acting through BNY Mellon Shareowner Services, as the tender agent for the U.S. Offer (the “Tender Agent”), will charge any brokerage fee in connection with the U.S. Offer. There will also be no fees associated with the cancellation of the Telmex ADSs purchased in the U.S. Offer deducted from the purchase price. However, holders of Telmex Shares should check with any broker, dealer, bank, trust company, custodian or other securities intermediary through which their Telmex Securities are held as to whether it will charge any transaction fee in connection with their tender. América Móvil will not pay any such fees.

The Offer is not conditioned on any minimum number of Telmex Securities being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letters of Transmittal and Forms of Acceptance, América Móvil will accept for payment, and pay for, all Telmex Securities validly tendered prior to 5:00 p.m., New York City time, on November 11, 2011, unless the Offer is extended in accordance with U.S. tender offer rules or terminated earlier.

In connection with the U.S. Offer, América Móvil may elect, in its sole discretion, to provide a subsequent offering period of at least three business days that would start immediately following the expiration of the Offer. In that event, América Móvil may also conduct subsequent purchases in Mexico. A subsequent offering period, if one is offered, is an additional period of time after América Móvil has acquired Telmex Securities in the U.S. Offer during which stockholders may tender Telmex Securities, but not withdraw their Telmex Securities. All conditions to the U.S. Offer must be satisfied or waived prior to the commencement of any subsequent offering period. If América Móvil elects to provide a subsequent offering period, América Móvil expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the subsequent offering period by giving oral or written notice of such extension.

Tendering shareholders will receive cash approximately six business days after the acceptance for purchase by América Móvil of Telmex Securities in the Offer. The cash consideration to be paid in the U.S. Offer to tendering holders of Telmex Securities will first be paid by América Móvil to Banco Inbursa S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa (“Banco Inbursa”), as custodian, in Mexican pesos. The custodian will then arrange for the conversion of the consideration into U.S. dollars, net of fees and expenses, using the exchange rate available to it on the day it receives the funds in pesos. The custodian will transfer the U.S. dollars to the Tender Agent, which will then pay the net proceeds of that conversion in U.S. dollars to the former holders of Telmex Shares and Telmex ADSs validly tendered. Under no circumstances will interest be paid on the tendered Telmex Securities, regardless of any extension or any delay in paying for tendered Telmex Securities. The offer price is equivalent to approximately U.S.$0.79 per Telmex Share and U.S.$15.77 per Telmex ADS based on the U.S. dollar-Mexican peso exchange rate published in the Official Gazette of the Federation (Diario Oficial de la Federación) for October 7, 2011, which was U.S.$1.00 = Ps. 13.3143.

Telmex Securities tendered into the U.S. Offer may be properly withdrawn at any time prior to the expiration of the U.S. Offer (including any extensions thereof). Once the U.S. Offer has expired, stockholders will not be able to withdraw any tendered Telmex Securities.

For a withdrawal of tendered Telmex Securities to be effective, a written or facsimile transmission notice of withdrawal, in either case with original signature, must be timely received by the Tender Agent at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Telmex Securities to be withdrawn, the number of Telmex Securities to be withdrawn and the name of the registered holder of the Telmex Securities, if different from that of the person who tendered such Telmex Securities. For a withdrawal of tendered Telmex Securities to be effective, a signed notice of withdrawal must be received by the Tender Agent prior to the expiration of the U.S. Offer. The signature on a notice of withdrawal must be guaranteed if a signature guarantee was required on the original Letter of Transmittal. In addition, such notice must specify, in the case of Telmex ADSs tendered by delivery of ADRs, the name of the registered holder (if different from that of the tendering Telmex ADS holder) and the serial numbers shown on the particular ADRs evidencing the Telmex ADSs to be withdrawn or, in the case of Telmex Securities tendered by book-entry transfer, the name and participant number at Depository Trust Company or S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., as the case may be, to be credited with the properly withdrawn Telmex Securities.

The purchase price received by holders of Telmex Securities participating in the U.S. Offer may be subject to applicable U.S. federal and Mexican withholding taxes described in the Offer to Purchase.

Subject to applicable rules of the Securities and Exchange Commission, América Móvil expressly reserves the right to delay acceptance for payment of, or payment for, the Telmex Securities in order to comply in whole or in part with any other applicable law. For further information regarding deregistration and delisting in Mexico, see the Offer to Purchase.

After the completion of the Offer, the number of Telmex Securities remaining in public circulation may be so small that there may no longer be an active trading market for the Telmex Shares in Mexico or the Telmex ADSs in the United States. The Telmex Shares will continue to trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”) unless (a) the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) authorizes the cancellation of the registration of the Telmex Shares in the National Securities Registry (Registro Nacional de Valores) of the CNBV (“deregistration”) and (b) the Mexican Stock Exchange effects the delisting of the Telmex Shares. Mexican Securities Law provides that the CNBV will authorize deregistration and delisting if the interests of minority shareholders and the market in general have been adequately protected. Under Mexican law, approval of the holders of at least 95% of the outstanding Telmex Shares (with all series voting as a single class), including any Telmex Shares by América Móvil in the Offer or otherwise, voting at a shareholders meeting is required to approve resolutions permitting deregistration and delisting. If at any time following consummation of the Offer, América Móvil (directly and indirectly) holds at least 95% of the outstanding Telmex Shares, it will be in a position to assure that deregistration and delisting will be approved by that majority at a Telmex shareholders’ meeting. In that event, América Móvil intends to take the steps necessary to obtain such approval and to seek the authorization of the CNBV for deregistration and delisting. If it does not reach the 95% ownership level immediately following consummation of the Offer, it may pursue other transactions in the future that would increase its direct and indirect ownership to that level. Even if the shareholders of Telmex do approve deregistration and delisting by a vote of 95% or more of the Telmex Shares, it is possible that the CNBV would not provide the necessary authorization. In either such case, Telmex will continue to be a registered public company in Mexico and the Telmex Shares will remain listed on the Mexican Stock Exchange.

After the completion of the Offer, América Móvil intends to cause Telmex to take the steps necessary to delist the Telmex ADSs from the NYSE and the NASDAQ, terminate the deposit agreements for the Telmex ADSs and terminate the registration of the Telmex Shares under the Exchange Act.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Telmex has provided América Móvil with its stockholder lists and related records for the purpose of disseminating the U.S. Offer to Telmex stockholders. The Offer to Purchase, and the related Forms of Acceptance, ADS Letters of Transmittal and other relevant materials, will be mailed to record holders of Telmex

Securities and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Telmex Securities.

The Offer to Purchase and the related Forms of Acceptance, ADS Letters of Transmittal and Notices of Guaranteed Delivery contain important information and should be read in their entirety before any decision is made with respect to the U.S. Offer.

Investors and security holders may obtain a free copy of the Offer Documents (including the Schedule TO and the Offer to Purchase) and other documents filed by América Móvil and Telmex with the SEC at the SEC’s website at www.sec.gov or from the information agent, D.F. King & Co., Inc. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

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